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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/	Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /	No /x/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BakBone Software Incorporated

Date: February 15, 2002	By	/s/ KEITH RICKARD Title: President and Chief Executive Officer

Q3

BakBone SOFTWARE

THIRD QUARTER REPORT FISCAL 2002

THREE MONTHS ENDED DECEMBER 31

BakBone
Software

February 14, 2002

P R E S I D E N T ' S    M E S S A G E

Dear Shareholder:

I am pleased to be able to report to you another quarter of growth at BakBone. For the quarter ending December 31, 2001 our third fiscal quarter, worldwide revenues grew by 26% over the second quarter. Furthermore, revenue growth was 86% over the corresponding quarter last fiscal year.

As you know, one of our goals, along with increasing revenues, is to continue to control expenses. I am happy to say that in the third quarter our operating expenses decreased by an additional 8% from the second quarter. This allowed us to reduce the loss per share for the third quarter to $0.07, much improved from a loss per share of $0.18 for the same period a year ago.

Our performance last quarter also included two firsts for BakBone: our first month ever of revenues in excess of one million dollars company-wide and our first quarter of revenue in excess of one million dollars in our Pacific Rim region. We take pride in reaching these milestone results and are confident that they are the first of many to come.

Now let's look at the story behind the revenues:

Europe, Middle East and Africa (EMEA)

Our strongest performance was clearly our EMEA operation which increased revenues by a whopping 205% over the prior quarter. Apart from being a testimony to a continuing strong economy in Europe, these results underscore the significant progress that we have made during the past year in putting in place a strong European sales organization and key channel partners.

EMEA results included a strong performance in Germany, significant new revenues from South Africa, and our first revenues from our new partner in Israel. As the EMEA BakBone team continues to sign new partners and expand into new areas, we look forward to steady revenue production.

Pacific Rim

Results from the Pacific Rim remained strong this past quarter. Revenues in this region grew by a solid 24% over the second quarter, and by 77% over the same period last fiscal year.

Most noteworthy is the fact that this is historically a slower quarter in Japan, one of two slower quarters in the year. However, our results in the Pacific Rim were helped significantly by strong revenues from other countries in the region, in particular Korea and China. Growth in these countries will provide greater revenue consistency for the entire region. As we formulate our plans for next fiscal year, we will be adding sales resources in those two countries to better take advantage of the opportunity for increased revenues.

North America

Unfortunately the picture in North America was not as positive. It was in fact a tough quarter here, with October and November revenues being particularly slow. We are, however, encouraged by the fact that December revenues rebounded significantly. Overall though, North American revenues were down slightly compared to the second quarter, though still 51% higher than the same period last fiscal year. With the sales team having entered into our present quarter with stronger pipelines and an increasing average sale price, we are expecting significantly improved results from this region during the fourth quarter.

OEMs and Partnerships

We continue to enjoy strong alliances with all of the key storage industry players. Again this last quarter, we had significant gains with these partnerships for a total of seven program wins in this area. These include our membership in the EMC E-Infostructure Developers Program, and the publication of our solutions for Linux in the prestigious IBM Redbook.

We also broadened our network of alliances in the third quarter with new partners and announcements of certification and interoperability with companies such as Procom and Datacore. We continue to expand these relationships and build new ones, and we are seeing the results of these efforts in increased customer interest and a strengthening of our presence in the market.

Our OEM experience has been mixed. We are now seeing an increase in the shipments of our product with Seagate's LTO tape drives, as more of their product reaches the channel. We have also already seen upgrade revenues arising out of these shipments at a rate consistent with our original expectations.

Our partnership with NCR Teradata continues to flourish, and we are seeing sales from this partnership from many parts of the world. The MagnaVault® OEM agreement with DISC announced in the second quarter did not produce revenues for us this quarter due to a requirement for additional functionality. However, the combined product is now ready to ship and we look forward to a successful sales ramp.

As always, we continue to engage with a number of other OEMs and alliance partners, and will share with you the wins in these areas as soon as we are able to make them public.

Product Developments

As I mentioned in the last letter, we had several product launches last quarter. These include a new revision of our optical product MagnaVault, a major new release of our award-winning NetVault™ product and two key Application Plugin Modules (APM™): VaultDR™ for disaster recovery and Open File Manager (OFM™) to capture and restore files that are open during the backup process.

The release of these products has indeed met market demand, as proven by the solid sales that have met our expectations worldwide. MagnaVault revenues have been much slower to grow, remaining essentially flat between second quarter and third quarter. We believe that the new versions of MagnaVault that we are releasing, the upgrading we are undertaking in the sales and marketing organizations for the product, and our recent OEM activity, will all contribute to much stronger revenue growth for this product next fiscal year.

We are dedicated to continually providing enhancements to all of our products, and adding functionality that will allow us to even better interface with our key partners and serve the IT community. To that end, we are now working on new releases of NetVault and MagnaVault, as well as new NetVault APMs, all of which will be announced in the fourth quarter.

As you may have heard, one of our company's key strengths is in the back-up and restoration of data on the network. In particular this includes support of Network Attached Storage (NAS) devices. These are "storage appliances" that sit on the LAN, available to multiple ser vers, clients and applications. A protocol known as Network Data Management Protocol (NDMP) is key to the support of such devices. BakBone has produced an NDMP plug-in module for NetVault that provides the best, most advanced support of this protocol in the industry. In fact, one of our NetVault senior engineers is co-chair of the NDMP standards committee for the Internet Engineering Task Force!

Sorry for the technical dissertation but our NDMP support is key to much of the success we are enjoying today, and plays an equally important role in our product development plans for the future! It is this support that allows us to work extremely well with NAS market leaders such as Network Appliance and EMC. A significant portion of our revenue is derived from our support of NAS devices and we have been focusing on maximizing that opportunity. We'll also have some exciting new announcements coming in the fourth quarter in regards to support for additional NAS devices.

Other Q3 Highlights

One of the key events of the past quarter was, of course, the financing round that we undertook, raising $5.7 million in additional funds. I think it is a testimony to the strength of BakBone's story, and to the significant support we receive from our many shareholders, that we were able to raise such funds in these times. Thank you all for the financial support that you have given in the past and continue to give BakBone!

Although it was not an event that took place in the third quarter, I was recently delighted to be able to name John Fitzgerald to the position of CFO of our company. John was previously Controller of the company, and since I have been here I have constantly been impressed with his abilities and his grasp of the business. John will be a strong CFO for our company!

We have recently also stepped into high gear to fill some other key executive openings in the company, by engaging the services of a premier search firm.

Closing Thoughts

I'd like you to know that my primary focus remains providing a strong return to our shareholders, and I believe that we are taking all the right steps to make that happen. Expenses are in good control, revenues are increasing, as is our traction in the market, and we are on track to achieve 100% plus revenue growth by the end of this fiscal year.

With our current product suite, and our dedication to new enhancements that will increase our appeal to larger markets, we are ideally positioned to significantly increase our share of the $2.7 billion market in which we play.

Sincerely,

/s/ KEITH RICKARD Keith Rickard President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes contained in this interim report and the audited consolidated financial statements and accompanying notes included in the Company's annual report for the year ended March 31, 2001. All amounts are expressed in United States dollars unless otherwise noted.

        This report contains forward-looking statements related to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in the Company's annual report for the year ended March 31, 2001. The Company undertakes no obligation to revise any forward-looking statements to reflect events or circumstances that may arise after the date of this quarterly report.

        Commencing in the quarter ended June 30, 2001, the majority of the Company's revenues and expenses were denominated in U.S. dollars and management projected the majority of future operations will continue to be denominated in U.S. dollars. The result of this change was to translate the current quarter consolidated financial statements as well as all prior consolidated financial statements into U.S. dollars to provide a comparable basis of analysis.

Results of Operations

        The analysis below includes year-to-date comparisons of results of operations for the eight months ended December 31, 2000 and the nine months ended December 31, 2001. The one-month difference between the periods is a result of the change in our fiscal year end from April 30 to March 31 that took place in our last fiscal year, which began May 1, 2000. For purposes of these year-to-date comparisons, average monthly amounts of revenues and expenses have been included in the following analysis.

Revenue

        Revenue for the nine months ended December 31, 2001 increased $3.5 million to $6.8 million or 105% from $3.3 million for the eight months ended December 31, 2000. On an average monthly basis, revenues were $753,000 for the nine months ended December 31, 2001, an increase of 83% from average monthly revenues of $412,000 for the eight months ended December 31, 2000. The increase is due primarily to the launch of North American NetVault sales in August 2000, continued acceptance of the NetVault product in our Asian and European regions and geographic expansion in those regions to include China, Korea, Israel and South Africa.

        Revenue for the three months ended December 31, 2001 increased $1.3 million to $2.9 million or 86% from $1.6 million for the three months ended December 31, 2000. The increase is primarily attributed to revenue from the NetVault product, which grew by 165% compared to the three months ended December 31, 2000. Our European and Asian regions grew NetVault revenues by 164% and 144%, respectively.

Gross margin

        Gross margin for the nine months ended December 31, 2001 increased $3.1 million to $5.9 million from $2.8 million for the eight months ended December 31, 2000. The gross margin percentage increased from 84% of revenue for the eight months ended December 31, 2000 to 86% for the nine months ended December 31, 2001. This improvement is attributable to the recognition of deferred revenue related to existing maintenance contracts and maintenance contract renewals for the nine months ended December 31, 2001. This revenue provided an increase in the gross margin on services as the revenue grew at a rate higher than the growth rate of the related cost of revenues. Gross margin on licensing revenue remained consistent.

        Gross margin for the three months ended December 31, 2001 increased $1.2 million to $2.5 million from $1.3 million for the three months ended December 31, 2000. The gross margin percentage increased to 89% of revenue for the three months ended December 31, 2001 from 85% for the three months ended December 31, 2000. This increase was primarily a result of our increased service revenue in North America and reduced headcount in the client service function.

Sales and marketing

        Sales and marketing expenses for the nine months ended December 31, 2001 were $8.3 million, a slight increase from $8.2 million for the eight months ended December 31, 2000. On an average monthly basis sales and marketing expenses were $920,000 for the nine months ended December 31, 2001, an 11% decrease from a monthly average of $1.0 million for the eight months ended December 31, 2000. The decrease is attributed to costs incurred to establish the North American sales effort for NetVault during the eight months ended December 31, 2000. The decrease was offset by increased sales and marketing costs in the Asian and European regions from increased head counts and sales efforts during the nine month ended December 31, 2001.

        Sales and marketing expenses for the three months ended December 31, 2001 decreased $884,000 to $2.7 million or 24% from $3.6 million for the three months ended December 31, 2000. The decrease is primarily attributable to additional sales and marketing cost to promote NetVault in North America during the three months ended December 31, 2000, which was the first full quarter of NetVault sales in North America. The decrease is also attributable to a reduction in the marketing headcount in North America.

Research and development

        Research and development expenses for the nine months ended December 31, 2001 increased $735,000 to $3.1 million or 31% from $2.3 million for the eight months ended December 31, 2000. On an average monthly basis research and development expenses were $342,000 for the nine months ended December 31, 2001, an increase of 17% from a monthly average of $293,000 for the eight months ended December 31, 2000. The increase is attributable to focusing our efforts on the certification of our NetVault software with various hardware platforms.

        Research and development expenses for the three months ended December 31, 2001 were consistent with the three months ended December 31, 2000.

General and administrative

        General and administrative expenses for the nine months ended December 31, 2001 decreased $1.5 million or 27% to $4.2 million from $5.7 million for the eight months ended December 31, 2000. On an average monthly basis general and administrative expenses were $461,000 for the nine months ended December 31, 2001, a 35% decrease from a monthly average of $710,000 for the eight months ended December 31, 2000. The decrease resulted from head count reductions in administrative functions in March and August of 2001. The Company also incurred significant professional service fees during the eight months ended December 31, 2000 associated with researching and securing our intellectual property rights worldwide.

        General and administrative expenses for the three months ended December 31, 2001 decreased $1.6 million to $1.1 million or 59% from $2.7 million for the three months ended December 31, 2000. The decrease resulted from the reduced head count levels and the professional service fees mentioned above. The Company's continued focus on containing costs worldwide has also reduced general and administrative expenses.

Amortization of intangibles

        Amortization of intangibles for the nine months ended December 31, 2001 increased $529,000 to $2.8 million or 23% from $2.3 million for the eight months ended December 31, 2000. On an average monthly basis, amortization of intangibles was $311,000 for the nine months ended December 31, 2001, a 10% increase from a monthly average of $283,000 for the eight months ended December 31, 2000. The increase was a result of the acquisition of Tracer Technologies, Inc. and its 50% owned subsidiary Tracer Technologies Japan Corporation in June 2000.

        Amortization of intangibles for the three months ended December 31, 2001 remained consistent with the three months ended December 31, 2000 as the Company did not have any additional acquisition activity subsequent to the June 2000 acquisition of Tracer Technologies, Inc. and the balance of intangibles is being amortized on a straight-line basis over three years.

Liquidity and Capital Resources

        As of December 31, 2001, the Company had cash and cash equivalents of $8.1 million compared to $3.8 million at March 31, 2001, an increase of $4.3 million. Cash used in operations for the nine months ended December 31, 2001 was $10.1 million, which consisted of a net loss of $12.3 million partially offset by non-cash depreciation and amortization of $3.5 million. Other operating activities that contributed to the use of cash included increases in accounts receivable and other assets of $1,068,000 and $61,000 respectively and decreases in accounts payable of $971,000 and minority interest of $97,000. Operating activities that provided a source of cash included a $413,000 increase in accrued liabilities and an increase of $541,000 in deferred revenue.

        Cash used in investing activities during the nine months ended December 31, 2001 consisted of $328,000 in capital expenditures. These capital expenditures included computer equipment, software and furniture and fixtures for our offices throughout the world. The capital expenditures were offset slightly by proceeds of $34,000 from the sale of assets.

        Cash provided by financing activities during the nine months ended December 31, 2001 was $14.9 million, which consisted primarily of net proceeds of $9.7 million from the May 2001 private placement of 3,000,000 psecial warrants and the December 2001 public offering of 7,170,400 common shares for net proceeds of $5.2 million. Cash was also provided by the release of $78,000 from restricted cash. Cash used in financing activities during the nine months ended December 31, 2001 included payments on capital lease obligations of $126,000 and payments on debt of $74,000.

        Management monitors and adjusts future growth plans and projections based on the level of internally generated cash flow, the ability to raise equity financing and the availability of debt financing on favorable terms. The sale of additional equity securities would result in immediate and potentially substantial dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
(Unaudited)

	December 31, 2001	March 31, 2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,070	$3,815
Restricted cash	12	90
Accounts receivable	2,472	1,404
Other assets	592	500

Total current assets	11,146	5,809
Capital assets, net	3,353	3,736
Restricted cash	780	780
Intangibles, net	5,068	7,831
Other assets	614	602

Total assets	$20,961	$18,758

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$397	$1,368
Accrued liabilities	1,534	1,121
Deferred revenue	1,212	671
Current portion of capital lease obligations	197	192
Current portion of notes payable	2,566	2,574
Loans from related parties	65	75

Total current liabilities	5,971	6,001
Capital lease obligations, excluding current portion	109	240
Notes payable, excluding current portion	132	188

Total liabilities	6,212	6,429

Minority interest	3	100

SHAREHOLDERS' EQUITY:
Share capital	50,794	35,843
Share capital held by subsidiary	(66)	(66)
Cumulative exchange adjustment	(1,060)	(960)
Accumulated deficit	(34,922)	(22,588)

Total shareholders' equity	14,746	12,229

Total liabilities and shareholders' equity	$20,961	$18,758

APPROVED BY THE BOARD:

(Signed) "ARCHIE NESBITT" Director	(Signed) "J.G. (JEFF) LAWSON" Director

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. dollars in thousands, except loss per share)
(Unaudited)

	Three months ended December 31,
			Nine months ended December 31, 2001	Eight months ended December 31, 2000
	2001	2000
REVENUES	$2,869	1,544	6,776	3,298
COST OF REVENUES	324	235	918	512

Gross margin	2,545	1,309	5,858	2,786

OPERATING EXPENSES:
Sales and marketing	2,739	3,623	8,279	8,248
Research and development	964	928	3,078	2,343
General and administrative	1,091	2,653	4,152	5,683

Total operating expenses	4,794	7,204	15,509	16,274

Operating loss	(2,249)	(5,895)	(9,651)	(13,488)
Interest income (expense), net	(60)	60	(74)	402
Amortization of intangibles	(933)	(934)	(2,796)	(2,267)
Foreign exchange gains (losses), net	(14)	18	15	6
Other income (expense), net	4	(4)	72	(34)
Minority interest	42	169	100	144

NET LOSS	(3,210)	(6,586)	(12,334)	(15,237)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(31,712)	(9,547)	(22,588)	(896)

ACCUMULATED DEFICIT, END OF PERIOD	$(34,922)	$(16,133)	$(34,922)	$(16,133)

NET LOSS PER SHARE—BASIC AND DILUTED	$(0.07)	$(0.18)	$(0.28)	$(0.45)

WEIGHTED-AVERAGE COMMON SHARES	45,774,131	37,526,806	44,618,625	34,110,767

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Nine months ended December 31, 2001	Eight months ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,334)	$(15,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,494	2,600
Minority interest	(97)	(140)
Loss on disposal of capital assets	23	—
Gain on sale of property	(119)	—
Unrealized loss on investment	76	—
Changes in assets and liabilities, net of effects of acquisition in 2000:
Accounts receivable	(1,068)	77
Other assets	(61)	(506)
Accounts payable	(971)	523
Accrued liabilities	413	60
Deferred revenue	541	(81)

Net cash used in operating activities	(10,103)	(12,704)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(328)	(2,874)
Proceeds from sale of capital assets	34	—
Acquisitions of businesses, net of cash acquired	—	(1,614)

Net cash used in investing activities	(294)	(4,488)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	78	—
Payments of capital lease obligations	(126)	(97)
Payments of debt	(74)	(223)
Proceeds from issuance of special warrants	9,734	—
Proceeds from public offering	5,681	—
Offering costs related to equity financing	(473)	(143)
Proceeds from exercise of stock options	9	209
Proceeds from exercise of warrants	—	944

Net cash provided by financing activities	14,829	690

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(177)	(286)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,255	(16,788)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,815	20,735

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,070	$3,947

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Businesses acquired:
Fair value of assets acquired, net of cash acquired	$—	$688

Liabilities assumed	$—	$970

Noncash investing and financing activities:
Equipment acquired under capital leases	$—	$555

Investment received from divestiture of non-operating subsidiaries	$126	$—

Share capital issued for acquisition of business	$—	$6,509

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Expressed in U.S. dollars)
(Unaudited)

1.    BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of BakBone Software Incorporated and its subsidiaries (the "Company") after elimination of all significant intercompany balances and transactions. The consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the fiscal year ended March 31, 2001.

  The Company has reviewed the currency used for financial reporting purposes and has determined U.S. dollars to be the reporting currency as the majority of the Company's revenues and expenses for the nine months ended December 31, 2001 are denominated in U.S. dollars. In the opinion of management, U.S. dollars will remain the reporting currency as operations in U.S dollars are expected to continue to represent the majority of revenues and expenses in future periods. For comparison purposes and as a result of this change in reporting currency from Canadian dollars, the consolidated financials statements for all prior periods have been translated to U.S. dollars.

  In the opinion of management, the unaudited consolidated financial statements included herein reflect all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company as of and for the three and nine months ended December 31, 2001. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any future periods or for the full fiscal year.

  Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to the current presentation.

2.    PRO FORMA RESULTS

  On June 9, 2000, the Company acquired all of the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer). The acquisition was accounted for by the purchase method of accounting, and accordingly, the operating results of Tracer have been included in the accompanying consolidated financial statements of the Company from the date of acquisition.

  Unaudited pro forma operating results for the Company, assuming the acquisition of Tracer had been made at the beginning of the eight months ended December 31, 2000 are as follows (dollars in thousands, except per share data):

Revenue	$3,529

Net loss	$15,133

Net loss per share	$(0.44)

Weighted average common shares	34,208,726

  These pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations which actually would have occurred had the combination been in effect at the beginning of the year or of future results of operations of the consolidated entities.

3.    FINANCING

  In December 2001, the Company completed a public offering of 7,170,400 units at a price of $0.79 (CDN$1.25) per unit for gross proceeds of $5.7 million. Each unit was comprised of one common share and one-quarter common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at $1.05 (CDN$1.65) and expires 120 days from the closing of the offering. In conjunction with this financing a director of the Company was paid $125,000 for consulting services related to the offering. This cost, along with the other offering costs, were treated as a reduction of the gross proceeds.

  In May 2001, the Company completed a private placement of 3,000,000 special warrants at a price of $3.24 (CDN$5.00) per special warrant for gross proceeds of $9.7 million. Each special warrant was exercisable, for no additional consideration, into one common share and one-half share purchase warrant upon receipt of a final prospectus, which was filed with the Provinces of Alberta and British Columbia. All of the 1,500,000 purchase warrants, which resulted from this private placement, expired in November 2001.

4.    SEGMENT INFORMATION

  The Company has segmented its operations by product line. Operating revenues are generated from the licensing of software and sales of support services. Total assets, capital expenditures, depreciation and amortization, interest income and operating expenses are not disclosed by operating segment as they are not specifically related to a particular product line. The following table represents a summary of revenues of the product line operating segments:

	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Eight months ended December 31, 2000
Revenues
Licensing:
NetVault	$2,059	$757	$4,585	$1,550
MagnaVault	323	565	967	1,226

Total	2,382	1,322	5,552	2,776

Services:
NetVault	343	149	810	352
MagnaVault	144	73	414	170

Total	487	222	1,224	522

Total Revenues	$2,869	$1,544	$6,776	$3,298

  The following table represents a summary of revenues, capital assets and intangibles by major geographic region:

	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Eight months ended December 31, 2000
Revenues
Licensing:
Europe	$620	$193	$1,073	$325
Asia	1,059	588	2,336	1,623
North America	703	541	2,143	828

Total	2,382	1,322	5,552	2,776

Services:
Europe	134	63	285	200
Asia	89	59	257	125
North America	264	100	682	197

Total	487	222	1,224	522

Total Revenues	$2,869	$1,544	$6,776	$3,298

	Europe	Asia	North America	Total
Identifiable assets at December 31, 2001:
Capital assets, net	$486	$278	$2,589	$3,353
Intangibles, net	$1,064	$—	$4,004	$5,068
Identifiable assets at March 31, 2001:
Capital assets, net	$508	$339	$2,889	$3,736
Intangibles, net	$1,706	$—	$6,125	$7,831

5.    SUBSEQUENT EVENTS

  In February 2002, the Company renegotiated and executed an agreement modifying its existing line of credit. Under this agreement the Company has agreed to pay 10% of the net proceeds raised from any financings from the date of the agreement until maturity on December 31, 2003. The agreement reduces the annual interest rate to 7.5%. Upon execution, the Company paid $781,000 in principal and interest to the lender.

  In January 2002, the Company acquired an additional 25% of the minority owned shares of Tracer Technologies Japan Corporation in exchange for $100,000 and contingent consideration of $100,000 and 30,000 shares of BakBone. After the acquisition of the additional 25%, the Company owns 75% of Tracer Technologies Japan Corporation.

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SIGNATURES
MANAGEMENT'S DISCUSSION AND ANALYSIS
BAKBONE SOFTWARE INCORPORATED CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands) (Unaudited)
BAKBONE SOFTWARE INCORPORATED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (U.S. dollars in thousands, except loss per share) (Unaudited)
BAKBONE SOFTWARE INCORPORATED CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
BAKBONE SOFTWARE INCORPORATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001 (Expressed in U.S. dollars) (Unaudited)